Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the consolidated voting chart for the remote voting bulletin for the purpose of exercising voting rights at the Annual and Extraordinary Shareholders’ Meeting (Assembleia Geral Ordinária e Extraordinária – AGOE) to be held on April 30, 2021, at 2pm.

The Company clarifies that the exercise of such voting right via the completion and delivery of a remote voting bulletin does not prohibit attendance at the AGOE and exercise of the vote in person, in which case the AGOE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also warns that the information contained in the consolidated summary voting chart published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGOE, according to the Call Notice published on March 30, 2021, considering that such summary voting chart comprises only the votes cast by remote voting.

Rio de Janeiro, April 29, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Consolidated Voting Chart

Annual and Extraordinary General Shareholders’ Meeting – April 30, 2021 at 2 p.m

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
At the Annual General Meeting
(1)	Analysis of management accounts, examine, discuss and vote on the financial statements for the fiscal year ended on December 31, 2020.	Approve	393,351,534
		Reject	385,880
		Abstain	38,076,417
(2)	Define allocation of the results of the fiscal year ended December 31, 2020.	Approve	393,351,534
		Reject	385,880
		Abstain	38,076,417
(3)	Define the amount of overall annual compensation for Company management and Fiscal Council members.	Approve	393,351,534
		Reject	385,880
		Abstain	38,076,417
(4)	Do you wish to request the adoption of the multiple voting procedure for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404 of 1976? (Shareholders are allowed to request the adoption of the multiple voting process, provided they represent at least 5% of the Company`s voting capital and submit the request up to 48 hours before AGO 2021).	Yes	500
		No	276,460,220
		Abstain	155,353,111
(5)	Indication of all nominees that integrate the slate (votes indicated on this field will be disregarded in case a shareholder with voting rights also fills the fields for separate election of the members of the board of directors and if the separate election regarding these fields occur) - Proposta da Administração.	Approve	423,284,374
		Reject	385,880
		Abstain	8,143,577
(6)	In case one of the running candidates fails to integrate the slate, can the votes regarding your shares still be attributed the chosen slate?	Yes	275,977,940
		No	147,331,434
		Abstain	8,504,457

(7)	In case of adoption of multiple vote election process, should the votes regarding your shares be distributed in equal percentages for all the members of the slate you have chosen? [In case a shareholder chooses to abstain and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution.].	Yes	275,977,940
		No	385,880
		Abstain	155,450,011
(8)	Screening of all candidates that compose the slate for the indication of the % (percentage) of votes to be attributed.	-	-
(9)	In the event of adoption of the multiple vote election process, where the election becomes the individual vote in the candidates and no longer by the vote on the ticket, if one or more candidates which make up the chosen slate cease to be part of it, the votes corresponding to your shares must be distributed in equal percentages to the remaining members of the slate you selected?	Yes	267,381,340
		No	25,000
		Abstain	164,407,491
(10)	Nomination of all nominees that integrate the slate - Proposta da Administração.	Approve	379,335,434
		Reject	385,880
		Abstain	52,092,517
(11)	In case one of the running candidates fails to integrate the slate, in order to enable the separate election as referred in articles 161, paragraph 4, and 240 of Law No. 6,404, of 1976, should the votes corresponding to your shares still be casted to the chosen slate?	Yes	232,029,000
		No	147,692,314
		Abstain	52,092,517
(12)	Nomination of candidates for the fiscal council by shareholders with non-voting or restricted voting rights preferred shares.	Approve	500
		Reject	-
		Abstain	431,813,331
At the Extraordinary General Meeting
(1)	Approval of the Long-Term Incentive Plan based on share issued by the Company for the Chief Executive Officer.	Approve	567,108,313
		Reject	25,000
		Abstain	8,143,577